FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050729

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

PE 7-31-02

For the month of July 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Press release dated July 30th, 2002 announcing update on the Company's 5-HT_{2C} Obesity Programme in collaboration with Roche.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6th, 2002

Vernalis Group plc

By: ______________________

Richard Robinski
Company Secretary

Vernalis

Press Release

30 July 2002

Update on Vernalis 5-HT_{2C} Obesity Programme

Vernalis Group plc ("Vernalis" LSE: VER) today gave an update on its collaboration on obesity with Roche. The programme focuses on novel and highly selective 5-HT_{2C} receptor agonists that target the mechanism of appetite control.

A series of drug candidates are being progressed and the first of these, VR1065, entered Phase I clinical trials earlier this year. After reviewing the pharmacokinetic data from this study, Vernalis and Roche have decided not to continue with the additional Phase I studies planned for this compound and to concentrate on progressing other compounds from the collaboration.

The pharmacokinetic data have provided valuable insights and the project team will now focus on a number of further potential drug candidates that have already been identified from the substantial 5-HT_{2C} library generated by the collaboration. Additional resources have been allocated to accelerate the progression of these compounds.

In February 2002, Roche and Vernalis announced a new agreement that extended the duration of their obesity collaboration for a further two years. This agreement included new funding to identify a number of additional product candidates and increased milestone and royalties to reflect the significant market potential of the obesity field.

Dr John Hutchison, Senior Vice President of Development at Vernalis commented, "We and our partner Roche are working closely together on this important programme to progress one of our earlier compounds into the clinic as rapidly as possible. Both companies remain very committed to delivering a commercial return from this exciting novel approach to the obesity epidemic".

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Enquiries:

Vernalis Group plc		
Robert Mansfield	Chief Executive Officer	0118 977 3133
Peter Worrall	Finance Director	0118 977 3133
John Hutchison	Senior Vice President Development	0118 977 3133
HCC DeFacto Group plc		
David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Vernalis
Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis has seen the successful US launch of its most advanced product, frovatriptan for the acute treatment of migraine.

The Vernalis portfolio includes product candidates targeting sexual dysfunction, obesity, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.